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                               December 6, 2023

       Mark Pomeranz
       Chief Executive Officer
       Motus GI Holdings, Inc.
       1301 East Broward Boulevard, 3rd Floor
       Ft. Lauderdale, FL 33301

                                                        Re: Motus GI Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 30,
2023
                                                            File No. 333-275121

       Dear Mark Pomeranz:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed November 30, 2023

       General

   1.                                                   We note the following
disclosures about your offering:

                                                              "Because there is
no escrow account and there is no minimum offering amount
                                                            (subject to a
minimum of $5.0 million), investors could be in a position where they have invested in
our company, but we are unable to fulfill our objectives due to a lack of interest in this
offering."

                                                              "We do not intend
to price this offering for less than $5.0 million in gross proceeds."

                                                              "All of the
shares will be sold at the offering price specified in this prospectus and, we expect, at a
single closing."

                                                              "[W]e will only
consummate an offering of $5 million or more in gross proceeds."
 Mark Pomeranz
Motus GI Holdings, Inc.
December 6, 2023
Page 2
      Based on the disclosures above, it appears that you are conducting a best efforts offering with a minimum of $5.0 million in gross proceeds. Given your disclosure that you will consummate the offering only if you receive $5.0 million or more in gross proceeds and that there is no escrow account, please clarify how investors' funds will be held prior to your closing. Please also revise your disclosure to state that your offering has a minimum of $5.0 million in gross proceeds, or clarify how your offering can have "no minimum offering amount . . . subject to a minimum of $5.0 million."
       Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any questions.



                                                           Sincerely,

FirstName LastNameMark Pomeranz                            Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameMotus GI Holdings, Inc.
                                                           Services
December 6, 2023 Page 2
cc:       Steven M. Skolnick, Esq.
FirstName LastName